SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 26 July 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: /s/ David C. Forward _________

Name: David C. Forward
Title: Assistant Secretary

Date: 26 July 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of May, and 1 June, 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

Announcements to The London Stock Exchange made on 26 July 2005:

DETAILS

AGM and EGM Poll Results

Change of Name Approved

Return of Cash Approved

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of May, and 1 June, 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

26th July 2005

National Grid Transco plc ('NGT')

AGM and EGM Poll Results

Yesterday NGT held its Annual General Meeting ('AGM') and an Extraordinary General Meeting ('EGM').

Voting on all resolutions was by way of poll. The results are set out below:

Resolution	Details	For (% of shares voted)	Against (% of shares voted)
AGM
1	To receive the Annual Report and Accounts	99.52	0.48
2	To declare a final dividend	99.52	0.48
3	To reappoint John Allan	99.48	0.52
4	To reappoint Paul Joskow	99.48	0.52
5	To reappoint Roger Urwin	99.48	0.52
6	To reappoint John Grant	99.48	0.52
7	To reappoint Steve Holliday	99.48	0.52
8	To reappoint PricewaterhouseCoopers LLP as auditors and set their remuneration	99.49	0.51
9	To approve the Directors' Remuneration Report	99.47	0.53
10*	To change the name of the Company to National Grid plc	99.51	0.49
11*	To amend the memorandum of association	99.48	0.52
12*	To adopt new articles of association	99.47	0.53
EGM
1*	To approve the Return of Cash	99.64	0.36
2	To authorise the Directors to allot shares	99.62	0.38
3*	To disapply pre-emption rights	99.59	0.41
4*	To authorise the Company to purchase its own shares	99.61	0.39
5*	To amend the articles of association	99.60	0.40

* Special resolution

As required by the FSA Listing Rules two copies of Resolutions 10, 11 and 12 at the AGM and 1 to 5 at the EGM will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority , 25 North Colonnade, Canary Wharf, London E14 5HS.

26th July 2005

National Grid Transco plc (';the Company')

Change of Name Approved

At yesterday's Annual General Meeting shareholders approved the change of name from National Grid Transco plc to National Grid plc.

The Company has submitted the relevant documents to Companies House and the London Stock Exchange to enact this change. The Company expects to operate under the name National Grid plc from tomorrow.

26th July 2005

National Grid Transco plc ('NGT')

Return of Cash Approved

Shareholders yesterday approved the necessary resolutions at NGT's Extraordinary General Meeting to allow the Return of Cash to be carried out as planned.

A summary timetable of expected events is shown below:

2005
Record time and date for the Capital Reorganisation.	5.00pm on 29 July
New Ordinary Shares and B Shares admitted to the Official List and admitted to trading and dealings commenced and enabled in CREST.	8.00am on 1 August
Latest time for receipt of Election Forms and USE instructions from CREST holders in relation to the B Share Alternatives.	4.30pm on 5 August
Despatch of New Ordinary Share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer, as appropriate and cheques for fractional entitlements, and CREST accounts credited.
22 August

Capitalised terms are defined in the Circular to Shareholders.

In the United States, National Grid Transco plc has filed a Tender Offer Statement on Schedule TO ("Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid Transco plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.